Form G-FIN

8X-00008 31370

RECD

JUL 12 2002

503

02023827

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires May 31, 2001

OFFICIAL USE
11-220

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☒ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   TIB-THE INDEPENDENT BANKERSBANK

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

   B. Address of principal office of financial institution:

   350 PHELPS COURT, SUITE 200. IRVING, TEXAS 75038

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A

   D. Mailing address if different from (B) or (C):

   P. O. BOX 560528 DALLAS, TEXAS 75356-0528

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
BRUCE A TAYLOR	SR. VICE PRESIDENT	971-650-6554

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

(If yes, provide addresses and describe activities.)

8/7/02

TIB – THE INDEPENDENT BANKERSBANK

MUNICIPAL SECURITIES DEALER DEPARTMENT – JUNE 12, 2002

**ASSOCIATED PERSONS

BRUCE A. TAYLOR SR. VICE PRESIDENT MANAGER INVESTMENT DEPARTMENT	REGISTERED REPRESENTATIVE DESIGNATED DEPARTMENT HEAD
TODD J. WENTZ SR. VICE PRESIDENT	REGISTERED REPRESENTATIVE DESIGNATED PRINCIPAL
MICHEAL O' ROURKE EX VICE PRESIDENT	REGISTERED REPRESENTATIVE PRINCIPAL
MAURICE KERINS VICE PRESIDENT MANAGER TRADER DESK	REGISTERED REPRESENTATIVE HEAD TRADER
ANN M. BURNER VICE PRESIDENT	REGISTERED REPRESENTATIVE FIXED INCOME TRADER
JERRY W. WILEY SR. VICE PRESIDENT	REGISTERED REPRESENTATIVE
JACK KLEINECKE VICE PRESIDENT	REGISTERED REPRESENTATIVE
MONTE MIRON VICE PRESIDENT	REGISTERED REPRESENTATIVE
DONALD A. GEARHART SR. VICE PRESIDENT	REGISTERED REPRESENTATIVE
KAIGHIN WATTS SR. VICE PRESIDENT	REGISTERED REPRESENTATIVE
LINDA JAMES VICE PRESIDENT	REGISTERED REPRESENTATIVE
ELAINE BURGESS VICE PRESIDENT	REGISTERED – SERIES 52 FIXED INCOME TRADER
SUE RITTER** OPERATIONS OFFICER	SECURITIES CLEARANCE OPERATIONS
CARRIE F. STEWART** VICE PRESIDENT	MANAGER SAFEKEEPING, INVESTMENT OPERATIONS, PORTFOLIO AND SECURITIES